ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) informs its stockholders and the general market that its Board of Directors has approved the proposal for intragroup corporate restructuring aimed at the total spin-off of Banco Itaú BBA S.A. (“Itaú BBA Bank”), a wholly-owned subsidiary of Itaú Unibanco, and the merger of the spun-off portions into the Company and Itaú BBA Assessoria Financeira S.A. (“Itaú BBA Assessoria”) (“Transaction”). Accordingly, activities will be transferred as follows of Itaú BBA Bank: (a) all activities related to the financial advisory, structuring and coordination of securities transactions will be transferred to Itaú BBA Assessoria; and (b) all typical activities of financial institutions will be transferred to Itaú Unibanco, as detailed in the Management’s Proposal to be submitted to the Extraordinary General Stockholders’ Meeting (“ESM”) to be held on November 30, 2023 and that will resolve upon the Transaction. Itaú Unibanco has been constantly seeking to streamline the use of resources and optimize its structures and business, aimed at providing higher efficiency and return on invested amounts. The Company believes that the Transaction in question will bring about clear benefits towards this end, considering the extinction of a company in its conglomerate and its licenses to operate. Further information on the Transaction and on how stockholders may attend the Extraordinary General Stockholders’ Meeting can be found in the Management’s Proposal, as disclosed as of this date on the Company’s Investor Relations website (www.itau.com.br/relacoes-com-investidores/en), as well on the websites of CVM (www.cvm.gov.br) and B3 (www.b3.com.br). Lastly, we should clarify that: (i) the appraisal procedure provided for in Article 264 of the Brazilian Corporate Law is not required for this Transaction, given the lack of minority stockholders in Itaú BBA Bank and of an exchange ratio or capital increase in the Company, (ii) the provision in Articles 137 and 256 of Brazilian Corporate Law does not apply thereto, as Itaú BBA Bank is a wholly-owned subsidiary of Itaú Unibanco; and (iii) the Transaction will thus result in the mere replacement of assets in Itaú Unibanco's equity. São Paulo (SP), October 31, 2023. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence